# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SharonAI Holdings Inc., CIK 0002068385
CUSIP: 778920306
Title of class of securities: Class A Ordinary Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: c/o SharonAI Holdings Inc., 745 Fifth Avenue, Suite 500, New York, New York (NY), 10151
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0001882927
Persons authorized to receive notices and communications: Nicholas Hughes-Jones, c/o SharonAI Holdings Inc.,, 745 Fifth Avenue, Suite 500,, New York, New York (NY), 10151, (347) 212-5075

## Reporting persons
- Nicholas Hughes-Jones (CIK 0001882927): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 1,299,158; sole dispositive power 0; shared dispositive power 1,299,158; aggregate amount beneficially owned 1,299,158 (8.1% of the class)
  Comment: (1) The reported number of shares reported on Columns 8, 10, and 11 above consist of: (i) 1,251,365 shares of Class A Ordinary Common Stock directly held by Inbocalupo Pty Ltd ATF Inbocalupo Trust, (ii) 2,536 shares of Class A Ordinary Common Stock directly held by Defender Capital Pty Ltd, and (iii) 45,257 shares of Class A Ordinary Common Stock underlying restricted stock units that are currently exercisable or will vest within 60 days of April 7, 2026. Mr. Hughes-Jones also beneficially owns 45,447 shares of Class B Super Common Stock that are directly held by Inbocalupo No. 1 Pty Ltd.
  
  (2) The percentage reported in row 13 above is calculated with a numerator of 1,299,158 shares beneficially owned by the reporting person and a denominator of 16,044,087 shares consisting of (i) 15,998,830 shares of Class A Ordinary Common Stock outstanding as of March 30, 2026, and (ii) 45,257 shares of Class A Ordinary Common Stock underlying restricted stock units that are currently exercisable or will vest within 60 days of April 7, 2026.
- Inbocalupo Pty Ltd ATF Inbocalupo Trust: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 1,251,365; sole dispositive power 0; shared dispositive power 1,251,365; aggregate amount beneficially owned 1,251,365 (7.82% of the class)
  Comment: (1) The percentage reported in row 13 above is calculated with a numerator of 1,251,365 shares beneficially owned by the reporting person and a denominator of 15,998,830 shares of Class A Ordinary Common Stock outstanding as of March 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Common Stock, par value $0.0001 per share
Name of issuer: SharonAI Holdings Inc.
Address of issuer's principal executive offices: c/o SharonAI Holdings Inc., 745 Fifth Avenue, Suite 500, New York, New York (NY), 10151

## Item 2. Identity and Background
Name of person filing: This Statement is being filed jointly on behalf of (i) Nicholas Hughes-Jones and (ii) Inbocalupo Pty Ltd ATF Inbocalupo Trust (the "Trust" and together with Mr. Hughes-Jones, the "Reporting Persons"). Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The business address of each of the Reporting Persons is c/o SharonAI Holdings, Inc., 745 Fifth Avenue, Suite 500, New York, NY 10151.
Present principal occupation or employment: Nicholas Hughes-Jones is the Head of Corporate Development of the Issuer. Mr. Hughes-Jones is the sole director of Inbocalupo Pty Ltd, the trustee of the Trust, and is within the class of beneficiaries of the Trust.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Hughes-Jones is a citizen of Australia. The trust is organized under the laws of Australia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The reported shares represent: (i) shares obtained upon the conversion of shares of SharonAI, Inc. Series B Preferred Stock in connection with the business combination transaction by and among Roth CH Holdings, Inc. (later renamed SharonAI Holdings Inc.), Roth CH Acquisition Co., Roth CH Merger Sub, Inc. and SharonAI Inc. ("Business Combination"), which closed on December 17, 2025, (ii) shares obtained upon the conversion of shares of SharonAI, Inc. Common Stock in connection with the Business Combination, (iii) shares obtained upon the conversion of a convertible promissory notes, and (iv) shares underlying unsettled RSU equity awards.

## Item 4. Purpose of Transaction
Purpose of transaction: The Class A Ordinary Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Class A Ordinary Common Stock from time to time. However, the Class A Ordinary Common Stock are currently subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover pages for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages for each Reporting Person.
Transactions in the class effected during the past sixty days: On March 23, 2026, 90,893 shares of Class A Ordinary Common Stock were issued to the Trust in lieu of a cash reimbursement obligation owed by the Issuer to Mr. Hughes-Jones.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Inbocalupo Pty Ltd ATF The Inbocalupo Trust is subject to a lock-up agreement restricting its disposition of 50% of its shares of Class A Ordinary Common Stock until June 15, 2026.

Nick Hughes Jones is subject to a lock-up agreement restricting his disposition of all of his shares of Class A Ordinary Common Stock until May 20, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated April 7, 2026

## Signatures
- Nicholas Hughes-Jones: /s/ Nicholas Hughes-Jones, Nicholas Hughes-Jones (04/08/2026)
- Inbocalupo Pty Ltd ATF Inbocalupo Trust: /s/ Inbocalupo Pty Ltd., Trustee (04/08/2026)
- Inbocalupo Pty Ltd ATF Inbocalupo Trust: /s/ Nicholas Hughes-Jones, Nicholas Hughes-Jones, Sole Director (04/08/2026)